Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com
JCorriero@stradley.com
215.564.8528

February 22, 2019

Via EDGAR Transmission

Ms. Kim Browning

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Ms. Browning:

I am writing in response to comments you provided to Claire Olivar during a telephone conversation on November 19, 2018, to Post-Effective Amendment No. 144, Amendment No. 145, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on October 4, 2018, to register shares of the Virtus WMC Risk-Managed Alternative Equity ETF series of the Trust (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

GENERAL

1.	Please confirm supplementally that the information missing from the Amendment (e.g., fee tables, expense examples) will be completed in a subsequent post-effective amendment.

RESPONSE: The Trust confirms that it will file a subsequent post-effective amendment to include information missing from the Amendment.

Prospectus

2.	The Fund’s investment objective states the Fund seeks to provide “superior” risk-adjusted total returns over the long term. Please define in the Prospectus what is meant by “superior.” Additionally, the fourth paragraph under “Principal Investment Strategy” in the Fund’s Summary Prospectus states that the Sub-Adviser seeks to generate “attractive” total returns. Please review this terminology for consistency as applicable and define them in the Prospectus.

RESPONSE: The Trust will clarify in the strategy disclosure that “superior total returns” refers to “returns in excess of the average returns of broad global equity market indexes.” In addition, the reference to “attractive” will be revised to refer to “superior.”

3.	Because the “Principal Investment Strategy” section of the Fund’s Summary Prospectus discloses that the Fund may engage in short sales, please confirm supplementally that the amount shown for “Other Expenses” in the fee table includes a good faith estimate of short sale expenses.

RESPONSE: The Fund does not anticipate incurring dividend and interest expenses on short sales for the current fiscal year.

4.	The “Additional Information Regarding the Fund’s Investment Objective, Strategy and Risks” section of the Fund’s Prospectus indicates that the Fund may invest in ETFs and other registered investment companies. Please include in the fee table a line item for estimated Acquired Fund Fees and Expenses (“AFFE”) or confirm supplementally that estimated Acquired Fund Fees and Expenses are not expected to exceed 1 basis point. See Instructions 3(f)(i) and 3(f)(iv) to Item 3 of Form N-1A.

RESPONSE: The Trust confirms that estimated AFFE are not expected to exceed 1 basis point for the current fiscal year; therefore, an AFFE line item will not be included in the Fund’s fee table.

5.	The Additional Information Regarding the Fund’s Investment Objective, Strategy and Risks” section of the Fund’s Prospectus indicates that the Fund may engage in leverage. If the Fund intends to use leverage as principal investment strategy, please add appropriate strategy and attendant risk disclosure to Fund’s Summary Prospectus. Additionally, if the Fund expects to incur leverage expenses, please confirm supplementally that the amount shown for “Other Expenses” in the fee table includes a good faith estimate of leverage expenses.

RESPONSE: The Fund does not intend to use leverage as a principal investment strategy. In addition, the Trust confirms that the amount shown for “Other Expenses” in the fee table will include a good faith estimate of any anticipated leverage expenses.

6.	Please confirm supplementally that to the extent any expenses are incurred by the Fund that are excluded from the Fund’s unitary fee arrangement with the investment adviser, such expenses will be appropriately reflected in the fee table. Please note that pursuant to Instruction 3(c)(ii) to Item 3 of Form N-1A, any extraordinary expenses that may materially affect “Other Expenses” must be disclosed in a footnote to the fee table.

RESPONSE: We respectfully disagree with the staff’s interpretation of Instruction 3(c)(ii) to Item 3 of Form N-1A with respect to new funds. While a footnote on extraordinary expenses would be required for a fund that had actual operating results in which “extraordinary expenses” were incurred that materially affected the Fund’s “Other Expenses,” Instruction 6(a) of Item 3 of Form N-1A only requires estimated amounts of “Other Expenses” and the accompanying footnotes on estimated amounts. Nevertheless, the Fund does not anticipate incurring any extraordinary expenses that may materially affect “Other Expenses” for the current fiscal year.

7.	With respect to the Fund’s investments in real estate investment trusts (“REITs”), the Fund’s Summary Prospectus discloses that the Fund may invest in “equity interests in

REITs of U.S. and foreign issuers” and includes risks relating to equity REITs. The Fund’s Statement of Additional Information (“SAI”) also includes a discussion of mortgage REITs. Please clarify what is meant by “equity interests in REITs.” Please also review that the disclosure in the Fund’s Summary Prospectus is consistent as to the types of REITs in which the Fund expects to principally invest and their attendant risks.

RESPONSE: The Trust confirms that the existing disclosure in the Fund’s Summary Prospectus is accurate. To avoid any confusion, however, the disclosure will be revised as follows:

The Fund may also invest in ~~equity interests in~~ real estate investment trusts (“REITs”) of U.S. and foreign issuers.

8.	Please provide more clarification on the Fund’s principal investments, particularly in REITs, and how such investments are consistent with the Fund’s use of “Alternative” in its name, or explain to the staff how the Fund’s investments in REITs make the use of “Alternative” in the Fund’s name not misleading. The Fund may consider disclosing in the Prospectus the percentages it intends to invest in different types of REITs. Note that page 7 of the Fund’s SAI provides that REITs are “generally” publicly traded, which may imply that the Fund will also invest in private REITs. If any of the Fund’s investments in REITs give rise to liquidity issues, such as private REITs, please confirm supplementally that the Fund will be in compliance with Rule 22e-4 of the 1940 Act with respect to such investments.

RESPONSE: “Alternative Equity” as used in the Fund’s name is intended to refer to the Fund’s long/short equity strategy. In order to further clarify the reference to “alternative equity” in the Fund’s name, the Fund will add a reference to “alternative equity” in the strategy discussion (see response to comment 15 below).

9.	In addition to potential investments in private REITs, if the Fund intends to invest in private funds exempt from registration under the 1940 Act pursuant to Section 3(c)(1) or 3(c)(7) of the 1940 Act, as suggested by the second paragraph under “Illiquid and Restricted Investments” on page 10 of the Fund’s SAI, please clarify the percentages to which the Fund intends to invest in each such type of fund.

RESPONSE: The disclosure in the second paragraph under “Illiquid and Restricted Investments” in the Fund’s SAI does not refer to investments in private funds exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) or (7), but rather securities such as Rule 144A securities and private placement securities sold pursuant to Regulation S. For clarity, however, the Trust will modify the relevant SAI disclosure as follows:

Within its limitations on investment in illiquid securities, the Fund may purchase restricted securities that generally can be sold (i) in privately negotiated transactions (such as Rule 144A securities), (ii) pursuant to an exemption from registration under the federal securities laws (such as private placement securities sold pursuant to Regulation S under the Securities Act), or (iii) in a registered public offering.

10.	Based on your findings in response to the above comments regarding illiquid investments and private REITs, consider adding liquidity risk disclosure to the Fund’s Prospectus as appropriate.

RESPONSE: The Trust has reviewed the disclosure in light of the Fund’s anticipated investments and believes that the Fund’s portfolio will be sufficiently liquid that additional liquidity risk disclosure is not warranted. We note that illiquid securities described only in the SAI are by definition non-material investment strategies.

11.	The first paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus indicates that the Fund’s 80% investment policy includes investments “in derivatives and other instruments that have characteristics similar to such investments.” Please describe in more detail the specific derivatives and other instruments in which the Fund intends to invest and disclose their attendant risks (see letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”)).

RESPONSE: The Trust has reviewed all of the Prospectus derivatives-related disclosure in light of the comment above. The Trust believes that the disclosure provides specific uses and risks regarding derivatives in which the Fund will invest (as specified in the separate risk disclosures for futures contracts, options, and short positions) and is therefore consistent with the ICI Letter.

12.	Please disclose in the Fund’s Prospectus that for purposes of the Fund’s 80% investment policy pursuant to Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), derivatives will be valued on a mark-to-market basis.

RESPONSE: The Fund has added the following disclosure to the Prospectus:

For purposes of determining compliance with the Fund’s 80% investment policy, the Fund will use the daily mark-to-market value of any derivatives included in such calculation.

13.	Please disclose in the Fund’s Prospectus that the Fund’s 80% investment policy under Rule 35d-1 of the 1940 Act may be changed with 60 days’ notice to shareholders.

RESPONSE: The Trust has added the requested disclosure.

14.	If the Fund has a specific investment strategy with respect to its 20% bucket, please disclose in the Fund’s Summary Prospectus the specific investments to be included in the 20% bucket and their attendant risks.

RESPONSE: The Fund intends to invest primarily in the equity securities and derivative instruments described in the Summary Prospectus. As a result, no other investments are “principal investment strategies” required to be disclosed in the Summary Prospectus pursuant to Item 4(a) of Form N-1A.

15.	The “Principal Investment Strategy” section of the Fund’s Summary Prospectus discloses the use of two strategies: the strategy to manage an equity portfolio beta target consistent with typical long/short equity hedge fund strategies and an equity index option overlay strategy. Please disclose in more detail the operationality of the two strategies and how the Fund will use each strategy to achieve its investment goals.

RESPONSE: The Trust will modify the relevant disclosure as follows:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective, under normal market circumstances, by (i) investing in a broadly diversified portfolio of global equity securities in both developed and emerging markets, and (ii) implementing a beta management strategy (as described below) by ~~utilizing~~ shorting futures contracts and purchasing and selling options. By combining these two strategies, Wellington Management Company LLP, the Fund’s sub-adviser (the “Sub-Adviser”), seeks to generate superior total returns (i.e., returns in excess of the average returns of broad global equity market indexes) over a full market cycle with significant downside equity market protection (i.e., protection intended to limit losses in a declining market), consistent with the risk/return profile of investments in long/short equity (also referred to as alternative equity) hedge funds. Although the Sub-Adviser seeks for the Fund’s risk/return profile to be consistent with investments in long/short equity hedge funds, the Fund itself does not invest in hedge funds.

Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities, and in derivatives and other instruments that have economic characteristics similar to such investments. The principal types of equity securities in which the Fund invests are common and preferred stock, American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). The Fund may also invest in equity interests in real estate investment trusts (“REITs”) of U.S. and foreign issuers.

~~Wellington Management Company LLP, the Fund’s sub-adviser (~~ In seeking to provide significant downside equity market protection, the ~~“~~Sub-Adviser~~”),~~ targets an equity portfolio beta ~~(which represents the target volatility level of the Fund’s equity portfolio against the broader equity market over a full market cycle)~~ commensurate with the portfolio beta typical of long/short equity hedge fund strategies—generally between 0.25 and 0.65~~—and, as of the date of this prospectus, seeks to achieve an equity portfolio beta target of approximately 0.45~~. The equity portfolio beta represents the target volatility level of the Fund’s equity portfolio against the broader U.S. equity market (which is measured against representative U.S. equity market capitalization weighted benchmarks) over a full market cycle. An equity portfolio beta of 1 would mean that the Fund’s target volatility level would match that of the broader equity market over a full market cycle. An equity portfolio beta below 1, however, would mean that the Fund’s target volatility level is less than the volatility of the broader U.S. equity market over a full market cycle by 1 minus the amount of the beta, represented as a percentage value. ~~As a result~~ For example, an equity portfolio beta of 0.45 would mean that ~~the Sub-Adviser seeks for~~ the Fund’s equity portfolio ~~to be~~ is approximately 55% less volatile than the broader U.S. equity market over a full market cycle. ~~The beta target may change from time to time at the discretion of the Sub-Adviser and t~~ There is no guarantee the Sub-Adviser will achieve its beta target range for the Fund.

In seeking to manage the Fund’s equity portfolio ~~beta target~~ consistent with ~~that~~ a beta target range typical of ~~the aggregate~~ long/short equity hedge fund ~~profile~~ strategies, the Sub-Adviser implements a beta management strategy pursuant to which the Sub-Adviser may short (sell) exchange-traded, equity index futures contracts. ~~As part of the hedging strategy,~~ Particularly in stressed market conditions, the Sub-Adviser may seek~~s~~ to further reduce the Fund’s portfolio volatility by utilizing an equity index option overlay strategy~~, particularly in stressed market conditions~~. The equity index option overlay strategy involves the purchase of exchange-traded put options on the S&P 500 Index and the sale of exchange-traded call and put options on the S&P 500 Index.

~~By combining these two strategies, the Sub-Adviser seeks to generate superior total returns (i.e., returns in excess of the returns of the average global equity fund) over a full market cycle with significant downside equity market protection, consistent with the risk/return profile of investments in long/short equity hedge funds.~~

16.	With respect to the Fund’s equity index option overlay strategy, please describe in more detail the types of options that will be used to implement this strategy – i.e., exchange-traded or over-the-counter – and disclose their attendant risks.

RESPONSE: The Fund will revise the relevant disclosure to refer to exchange-traded options (see response to comment 15 above). The Summary Prospectus includes related “Options Risk” disclosure.

17.	The first sentence under “Principal Investment Strategy” section of the Fund’s Summary Prospectus states that the Fund may utilize futures contracts and options, but the last sentence of the second paragraph mentions only exchange-traded equity index futures contracts. Please review the strategy and attendant risk disclosure for consistency among the specific types of futures contracts in which the Fund may invest and describe in more detail how the use of such futures contracts will be implemented in furtherance of the Fund’s investment goals. In addition, if the Fund has selected a specific equity index as a reference asset for futures contracts, please so disclose.

RESPONSE: The Fund’s options strategy is discussed in the third paragraph under the “Principal Investment Strategy” section of the Fund’s current Summary Prospectus (or the fourth paragraph as revised in comment 15 above). The use of both futures and options are disclosed in the “Principal Investment Strategy” section, and the section on “Principal Risks” includes specific risk disclosure on both futures and options.

18.	The second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus indicates that the portfolio beta typical of long/short equity hedge fund strategies is “generally between 0.25 and 0.65.” Please explain supplementally the source of this assumption – i.e., if it is based on an objective third party’s assessment.

RESPONSE: This range was based on information obtained from a third party hedge fund research firm, which measured portfolio beta over a period from 1998 to 2017. During that time period, the portfolio beta of the included constituents ranged from approximately 0.25 to 0.65.

19.	The second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus indicates that “[a]n equity portfolio beta of 1 would mean that the Fund’s target volatility level would match that of the broader equity market over a full market cycle.” Please disclose in plain English what is meant by a “broader equity market” as a means against which to measure the Fund’s volatility (i.e., does this refer to the S&P 500 Index or similar)?

RESPONSE: The first reference to the “broader equity market” will be revised to refer to the “broader U.S. equity market” and to clarify that the term refers to representative U.S. equity market capitalization weighted benchmarks (see response to comment 15 above).

20.	Consider breaking into smaller paragraphs the second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus, as it contains dense, complicated information.

RESPONSE: See response to comment 15 above.

21.	The second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus mentions long/short equity hedge fund strategies, but it does not appear the Fund will invest directly in hedge funds. Please revise the disclosure to make this more clear.

RESPONSE: For clarity, the following disclosure has been added to the “Principal Investment Strategy” section of the Fund’s Summary Prospectus (see response to comment 15 above):

Although the Sub-Adviser seeks for the Fund’s risk/return profile to be consistent with investments in long/short equity hedge funds, the Fund itself does not invest in hedge funds.

22.	The second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus indicates that the Fund will seek an equity portfolio with approximately 55% less volatility than the broader equity market. If the Fund is giving up appreciation in order to seek lower volatility, please articulate this as a risk of the Fund.

RESPONSE: The Summary Prospectus currently includes the requested risk disclosure under “Management Style Risk,” which provides that “the Sub-Adviser’s investment strategy to seek lower volatility than the broader equity market over a full market cycle may cause the Fund to underperform the broader equity market during market rallies. Such underperformance could be significant during sudden or significant market rallies.”

23.	Please describe the operationality of the Fund’s strategy to achieve target equity portfolio beta of 0.45 and how this strategy will be implemented in pursuit of the Fund’s investment goals.

RESPONSE: See response to comment 15 above.

24.	The penultimate sentence of the second paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus provides that the beta target may change from time to time at the discretion of the Sub-Adviser. Please explain supplementally how the Fund intends to revise its Prospectus if the beta target is changed. Note that the U.S. Securities and Exchange Commission staff (the “Staff”) considers this to be a material change that will necessitate a filing under Rule 485(a) of the 1940 Act.

RESPONSE: We have removed the reference to the specific beta target and have only disclosed the general range. To the extent there is a material change of the general beta target range, the Trust confirms that it will file a Rule 485(a) filing prior to the Fund’s annual update succeeding the material change. The Trust respectfully disagrees, however, that any change to the general beta target range would automatically be material insofar as materiality depends on the particular facts and circumstances. The Trust therefore reserves the right to make non-material changes to the general beta target range without filing a registration statement pursuant to Rule 485(a).

25.	If the Fund has determined to make specific percentage allocations of its assets to the different strategies discussed in the Fund’s Prospectus, please disclose how the allocations are determined and if they can change to a significant degree.

RESPONSE: The Sub-Adviser has not determined to make specific percentage allocations of its assets to the different strategies discussed in the Fund’s Prospectus.

26.	The fourth paragraph of the “Principal Investment Strategy” section of the Fund’s Summary provides that the Sub-Adviser seeks to generate attractive total returns over a full market cycle with “significant downside equity market protection.” Please clarify what is meant by “significant downside equity market protection” in plain English.

RESPONSE: The first reference to “significant downside equity market protection” will be revised to clarify that the term refers to protection intended to limit losses in a declining market (see response to comment 15 above).

27.	The fifth paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus provides that the Sub-Adviser seeks to “identify investment opportunities by region.” Please clarify if the term “region” relates to geographic regions. If so, and if specific geographic regions have been selected, please disclose such regions and include attendant risks. Otherwise, please confirm supplementally that no specific geographic regions have been selected.

RESPONSE: The relevant disclosure will be revised to refer to “geographic regions.” The Fund does not currently intend to have a focus in any particular geographic region.

28.	The last paragraph of the “Principal Investment Strategy” section of the Fund’s Summary Prospectus provides that the Fund may invest more than 15% of its total assets in one or more particular sectors or geographic regions. Please clarify if this is also applicable to investments in industries. Because the Fund has a fundamental policy not to concentrate (as that term is defined in the 1940 Act) in any particular industry or group of industries, please revise the Summary Prospectus disclosure so that it is not misleading in light of the Fund’s fundamental policy.

RESPONSE: The Trust confirms that it does not currently intend to focus its investments in any particular industry as a principal strategy, although the Trust submits that the Fund could invest more than 15% of its total assets in one or more industries (so long as any such industry investment does not exceed 25% of its total assets), as concentration requires an investment greater than 25% of the Fund’s total assets in any particular industry.

29.	The fifth paragraph of the “Principal Investment Strategy” section of the Fund’s prospectus provides that the Sub-Adviser may use “risk seeking” factors to select equity securities for the Fund, “e.g., stocks that may be higher volatility.” Please clarify how investing in higher volatility stocks comports with the Fund’s investment objective and low volatility strategy.

RESPONSE: “Risk seeking” does not equate to seeking higher volatility. For clarity, the relevant disclosure will be revised as follows:

Among the kinds of factors that the Sub-Adviser uses to select equity securities for the Fund are: (1) mean reversion (e.g., stocks that are inexpensive relative to their historical prices); (2) trend following (e.g., strong momentum and higher growth potential); (3) risk aversion (e.g., financially healthy, stable, and lower volatility companies); and (4) risk seeking (e.g., stocks that ~~may be~~ provide higher ~~volatility~~ exposure to particular sectors).

30.	Please add risk disclosure regarding the Fund’s dissemination of its intraday indicative value (“IIV”).

RESPONSE: The Trust respectfully declines to add the requested disclosure. The Trust believes that the discussion of the Fund’s IIV on page 15 of the Prospectus adequately informs investors of the calculation and purpose of the IIV. In addition, the Trust does not view the dissemination of the Fund’s IIV as a principal risk to which the Fund’s particular portfolio as a whole is expected to be subject; as a result, it is not required to be disclosed in either the Item 4 or Item 9 sections of the Prospectus.

31.	The last sentence of “Authorized Participant Risk” in the Fund’s Summary Prospectus provides that the Fund’s Shares “may trade like closed-end fund shares at a discount to net asset value (“NAV”) and possibly face delisting,” which assumes that investors are familiar with closed-end funds. Please revise the disclosure to reflect risks specific to the Fund.

RESPONSE: The Trust has revised “Authorized Participant Risk” as follows:

Authorized Participant Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants, none of which are obligated to engage in creation or redemption transactions. To the extent these Authorized Participants exit the business or are unable to process creation and/or redemption orders and no other Authorized Participant is able to step forward to process creation and/or redemption orders, in either of these cases, Shares of the Fund may trade ~~like closed-end fund shares~~ at a discount to net asset value (“NAV”) and possibly face delisting.

32.	The risk relating to depositary receipts discloses that there is no guarantee a financial institution will continue to sponsor a depositary receipt. If the Fund also intends to invest in unsponsored depositary receipts, please add corresponding risk disclosure to the Fund’s Summary Prospectus.

RESPONSE: The Fund does not currently intend to invest in unsponsored depositary receipts as a principal investment strategy.

33.	Consider adding the tax ramifications of investments in REITs to the discussion of risks related to REITs.

RESPONSE: Tax consequences of investments in REITs that are applicable to the Fund are discussed in the SAI tax disclosure.

34.	Consider relocating the discussion of international closed market trading and resulting price deviations in the Fund’s Summary Prospectus from “Fluctuation of NAV; Unit Premiums and Discounts” to “Foreign Securities Risk.”

RESPONSE: The Trust has revised the disclosure as requested.

35.	Please add “Risk” to the heading “Futures Contracts” in the Fund’s Summary Prospectus.

RESPONSE: The Trust has revised the disclosure as requested.

36.	Under “Options” in the section “Other Investment Policies” in the Fund’s SAI, the SAI states the Fund “will typically write a call option only if the option is ‘covered’ by the

Fund.” If the Fund also intends to write naked options as a principal investment strategy, please add corresponding disclosure to the Fund’s Summary Prospectus.

RESPONSE: The Fund will “cover” any index options that it writes with cash.

37.	Under “Preferred Stock Risk” on page 8 of the Fund’s Summary Prospectus, please disclose that preferred stocks do not have voting rights.

RESPONSE: The Trust does not believe this is a principal investment risk of preferred shares, nor is it necessarily correct. For example, preferred shares of closed-end funds may directly elect two directors under Section 18(a)(2)(C) of the 1940 Act.

STATEMENT OF ADDITIONAL INFORMATION

38.	The “General Description of the Trust and the Fund” section on page 3 of the Fund’s SAI provides that the Fund is classified as diversified under the 1940 Act. Please include a corresponding fundamental investment restriction relating to diversification in the SAI.

RESPONSE: The Trust has added the requested disclosure.

39.	Does the Fund intend to engage in short sales not against the box? If so, please revise the disclosure under “Short Sales” on page 11 of the Fund’s SAI to discuss risks of this type of short sale.

RESPONSE: The first two paragraphs of the section “Short Sales” discuss short sales of securities that the Fund does not own, or short sales not “against the box.”

40.	With respect to the Fund’s explanatory note on page 13 of the Fund’s SAI regarding its fundamental restriction on concentration:

(a)      It appears the Fund is relying on a no-action letter to Pilgrim Prime Rate Trust (June 29, 1989) with respect to its treatment of revenue bonds for diversification purposes. See also SEC Release No. IC-9785 (pub. avail. May 31, 1977). Please revise the disclosure to more closely align with the discussion in this no-action letter.

(b)      Please clarify the discussion of the Fund’s treatment of loan participations as it relates to the Fund’s classification as a diversified fund.

RESPONSE:

(a)      With respect to revenue bonds, the Fund relies on former Guide 19 to Form N-1A, which we understand continues to represent the position of the Securities and Exchange Commission.

(b)      The Trust does not believe a discussion on the treatment of loan participations for purposes of its classification as a diversified fund is necessary at this time, as the Fund does not currently intend to invest in loan participations as part of its principal investment strategy.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero